Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

Sean M. Donahue

Partner

+1.202.739.5658

sean.donahue@morganlewis.com

April 30, 2021

VIA EDGAR AS CORRESPONDENCE

Eric Envall, Esq.

Attorney-Adviser

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FinTech Acquisition Corp. IV

Amendment No. 1 to

Preliminary Proxy Statement on Schedule 14A

Filed March 29, 2021

File No. 001-39558

Dear Mr. Envall:

On behalf of FinTech Acquisition Corp. IV, a Delaware corporation (the “Company”), we acknowledge receipt of the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter dated April 9, 2021 (the “Comment Letter”), relating to the above-referenced filing of the Company’s Preliminary Proxy Statement on Schedule 14A, as amended by Amendment No. 1 thereto (the “Proxy Statement”). Such filing relates to a proposed business combination between the Company and Perella Weinberg Partners.

The Comment Letter requests that the Company respond thereto within ten business days. As discussed verbally with members of the Staff, the Company is unable to respond within such ten business day period. The Company expects to file Amendment No. 2 to the Proxy Statement and respond to the Comment Letter the week of May 10, 2021.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned, Sean M. Donahue of Morgan, Lewis & Bockius LLP by telephone at (202) 739-5658 or via email at sean.donahue@morganlewis.com or Jeffrey A. Letalien of Morgan, Lewis & Bockius LLP by telephone at (212) 309-6763 or via email at jeffrey.letalien@morganlewis.com.

Eric Envall, Esq.

April 30, 2021

Sincerely,

/S/ SEAN M. DONAHUE

Sean M. Donahue

cc:	Amanda Abrams, Esq.

Jeffrey A. Letalien, Esq.

Michael J. Schwartz, Esq.

Wentian Huang, Esq.